Exhibit 99.12

CONSENT OF ROBERT CANN

I, Robert Cann, P.Geo, Vice President, Exploration of Entrée Gold Inc., hereby consent to (a) being named, including as an expert or “qualified person,” in the Annual Report on Form 40-F of Sandstorm Gold, Ltd. for the fiscal year ended December 31, 2012 and any amendments thereto (the “Annual Report “) being filed with United States Securities and Exchange Commission, which Annual Report incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2012 (the “AIF”) and (b) the inclusion in the Annual Report of technical information relating to the Entrée JV Project from the AIF.

Date: February 18, 2013

/s/ Robert Cann
Name: Robert Cann, P. Geo
Title: Vice President, Exploration